FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

February 19th , 2004

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants Announces Positive 2003 Fourth Quarter and Year-End Results

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 19th , 2004	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the "Registrant") BY: /S/ Chai Toren —————————————— Chai Toren Chief Financial Officer

Company Contact:	Investor relations Contacts:
Chai Toren, CFO and Vice President Finance	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	Gal IR International
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail: Ehud.Helft@galir.com
http://www.nova.co.il	Kenny.Green@galir.com

Company Press Release

Nova Measuring Instruments
Announces Positive 2003 Fourth Quarter and Year-End Results.

Rehovoth, Israel, - Feb 19, 2004 - Nova Measuring Instruments, Ltd. (Nasdaq: NVMI), today reported results for the fourth quarter of 2003 and the year ended December 31, 2003.

2003 Fourth Quarter Results

        Total revenues for the fourth quarter of 2003 were $8.1 million, a 9% sequential increase over revenues of $7.4 million for the third quarter of 2003, and a 45% increase over revenues of $5.6 million reported for the fourth quarter of 2002.

        The Company reported gross profit of $3.1 million (39% of revenues) compared with gross profit of $3.1 million (42% of revenues) in the third quarter of 2003, and gross profit of $1.8 million (32% of sales) for the fourth quarter of 2002. Net profit for the quarter was $0.6 million or $0.04 per share, compared with loss of $(0.8) million, or $(0.06) per share, in the third quarter of 2003 and loss of $(2.5) million, or $(0.17) per share, in the fourth quarter of 2002. Fourth quarter 2003 results include stock-based compensation expenses of $0.1 million.

        Research and development expenses were $3.0 million (37% of revenues) compared with $1.8 million (25% of revenues) in the third quarter of 2003 and $2.2 million (40% of revenues), in the fourth quarter of 2002. The increase in R&D expenses also includes expenses of $750,000 for the initiation of a new program for a novel generation of process control solutions; solutions to meet <=65nm technology nodes requirements. Sales and marketing expenses were $1.5 million (19% of revenues) compared with $1.7 million (23% of revenues) in the third quarter of 2003, and $1.7 million (31% of revenues) in the fourth quarter of 2002.

Year 2003 Annual Results

The Company reported total revenues for the year 2003 of $26.7 million, a 31% sequential increase of revenues compared with $20.4 million revenues in 2002. Gross profit was $10.1 million (37% of revenues) in 2003, compared with gross profit of $7.0 million (34% of revenues) in 2002. Service revenues for the year 2003 were $5.5 million (21% of revenues) as compared with $5.9 million (29% of revenues) in 2002 .

        Loss for the year was $(4.2) million, or $(0.28) per share, compared with loss of $(13.0) million, or $(0.88) per share, in 2002. Year 2003 financial results include stock-based compensation expenses of approximately $0.5 million.

        Research and development net expenses relating to the development of the existing and new generations of process control systems for copper CMP, Photolithography and Etch were $8.6 million (32% of revenues), as compared with $9.9 million (49% of revenues) in 2002. Reversal of provisions made in previous years for the repayment of the Chief Scientist grants in the amount of $2.2 million is included as Other Operating Income in the Statement of Operations for the year ended December 31, 2003.

        Sales & Marketing expenses were $6.5 million (24% of revenues), as compared with $6.9 million (34% of revenues) in 2002. These expenses represent the Company’s efforts in the penetration of new products, including the penetration into Japan, China and the Asia-Pacific region, along with focused efforts to increase collaboration with the leading process equipment manufacturers.

        Dr. Giora Dishon, President & CEO of Nova commented, “Overall, Year 2003 results reflect the beginning of a recovery of the semiconductor equipment industry after two and a half years of slowdown (according to Dataquest report from 12/2003: (-28%) in 2001, (-33%) in 2002, (+4%) in 2003). Our results for 2003 show a 31% increase in revenues vs. 2002 with improved gross margins. Furthermore, achieving net profit in the fourth quarter of 2003 is a significant event for us.

        We continued our efforts in developing and maturing several new process control systems based on our pioneering Integrated Process Control concept, a concept that has become a major trend in the semiconductor industry. We maintained our leading 70% market share position and increased revenues from the Asia-Pacific region, Japan and China. About 4% of the revenues were generated from multiple sales of our NovaScan CD systems in both stand-alone and integrated configurations, and we expect significant increase in revenues from these systems in 2004.

        Dr. Dishon added, “In 2003, with the continuing of slowdown market conditions, the company maintained its efficiency policy. The cash position at the end of the year was better than anticipated, with $33M at the end of the year. For ten consecutive quarters, with the gradual increase in revenues and continuing cost control measures and lean manufacturing, the company achieved a quarterly decrease in losses and reached a modest net profit in the fourth quarter of 2003. Further, this was despite a continuing decline in the US$ versus the Euro, Japanese Yen and Israeli Shekel. Looking forward, according to Dataquest’s most recent research report (December 2003), the Integrated Process Control (IPC) market (mostly thin film and optical CD), a market segment, which we pioneered and continue to lead, is expected to grow much faster than most other market segments. Combined with the general upturn of the semiconductor equipment industry (expected to be about 40% over 2004), we believe this will create more opportunities for the Company’s growth.”

        Dr. Dishon concluded ”We would like to assure our valued shareholders that we will continue our focused development, marketing and sales efforts to bring new products to the industry. This will enable us to leverage from our strong infrastructure, the dramatic shift to a higher level of spending in process control and from the industry’s continuous technological advances through its progress toward smaller design rules, copper and low-k, as well as from the transition to 300mm manufacturing,”

        The Company will host a conference call today February 19th, 2004, at 10:00 EDT. To participate please dial in the US 1-866-500-4953 or 1-866-500-4964 or international +972-3-9255910. Conference call presentation will be available on the company’s website www.nova.co.il, during the call.

About Nova
Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.

This press release may contain forward-looking statements, including statements related to anticipated growth rates, manufacturing capacity and tax rate. Actual results may differ materially from those projected due to a number of risks, including changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, or changes in tax requirements. Nova cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Form F-1 filed with the Securities and Exchange Commission on April 9, 2000. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S.dollars in thousands, except per share data)

	Year ended December 31,
	2 0 0 3	2 0 0 2	2 0 0 1

REVENUES
Revenues from product sales	21,152	14,506	14,735
Revenues from services	5,536	5,865	6,436

	26,688	20,371	21,171
COST OF REVENUES
Cost of product sales	10,270	6,752	9,175
Cost of services	6,265	6,601	7,295

	16,535	13,353	16,470

GROSS PROFIT	10,153	7,018	4,701

OPERATING COSTS AND EXPENSES
Research & Development expenses, net	8,561	9,894	13,253
Technology for use in Research & Development	-	1,478	-
Sales & Marketing expenses	6,534	6,950	6,852
General & Administrative expenses	1,898	1,797	3,032
Other Operating expenses (income)	(2,203)	-	1,025

	14,790	20,119	24,162

OPERATING LOSS	(4,637)	(13,101)	(19,461)

INTEREST INCOME, NET	425	144	2,587

LOSS FOR THE YEAR	(4,212)	(12,957)	(16,874)

Loss per share	(0.28)	(0.88)	(1.16)

Comments:
1. Employee stock-based compensation (SBC) expenses	540	1,073	1,777

2. Shares for calculation ofloss per share:	14,994	14,786	14,578

3. The adjusted results excluding employee SBC expenses:
Gross profit	10,218	7,147	4,915
Operating expenses	16,518	19,175	22,599
Loss for the year	(3,672)	(11,884)	(15,097)
Loss per share	(0.24)	(0.80)	(1.04)

NOVA MEASURING INSTRUMENTS LTD.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S.dollars in thousands, except per share data)

	Three months ended
	December 31, 2003	September 30, 2003
	(unaudited)

REVENUES
Product sales	6,508	5,827
Services	1,582	1,565

	8,090	7,392

COST OF REVENUES
Product sales	3,141	2,794
Services	1,807	1,526

	4,948	4,320

GROSS PROFIT	3,142	3,072

OPERATING COSTS AND EXPENSES
Research & Development expenses, net	2,991	1,813
Sales & Marketing expenses	1,516	1,727
General & Administration expenses	358	466
Other operating expenses (income)	(2,203)	-

	2,662	4,006

OPERATING PROFIT (LOSS)	480	(934)

INTEREST INCOME	97	87

PROFIT (LOSS) FOR THE PERIOD	577	(847)

EARNINGS (LOSS) PER SHARE	0.04	(0.06)

Comments:
1. Employee Stock Based Compensation expenses	133	134

2. Shares for calculation of earnings (loss) per share
Basic and Diluted	15,118	14,988

3. The adjusted results excluding Employee
Stock Based Compensation:
Gross profit	3,158	3,088
Operating expenses	2,545	3,888
Profit (Loss)	710	(800)
Earnings (Loss) per share	0.05	(0.05)

NOVA MEASURING INSTRUMENTS LTD.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S.dollars in thousands, except per share data)

	Three months ended
	December 31, 2003	December 31, 2 0 0 2
	(unaudited)

REVENUES
Product sales	6,508	4,476
Services	1,582	1,097

	8,090	5,573

COST OF REVENUES
Product sales	3,141	2,224
Services	1,807	1,553

	4,948	3,777

GROSS PROFIT	3,142	1,796

OPERATING COSTS AND EXPENSES
Research & Development expenses, net	2,991	2,228
Sales & Marketing expenses	1,516	1,735
General & Administration expenses	358	489
Other operating expenses (Income) (Note 10)	(2,203)	-

	2,662	4,452

OPERATING PROFIT (LOSS)	480	(2,656)

INTEREST INCOME	97	168

PROFIT (LOSS)	577	(2,488)

EARNINGS (LOSS) PER SHARE	0.04	(0.17)

Comments:
1. Employee Stock Based Compensation expenses	133	160

2. Shares for calculation of earnings (loss) per share
Basic and Diluted	15,118	14,930

3. The adjusted results excluding employee
Stock Based Compensation:
Gross profit	3,158	1,815
Operating expenses	2,545	4,311
Profit (Loss)	710	(2,328)
Earnings (Loss) per share	0.05	(0.16)

NOVA MEASURINGINSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of December 31, 2003	As of December 31, 2002

CURRENT ASSETS
Cash and cash equivalents	26,634	36,964
Short-term interest-bearing deposits	711	622
Held to maturity securities	4,296	994
Trade accounts receivable	5,804	2,902
Inventories	4,152	3,150
Other current assets	1,244	1,049

	42,841	45,681

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	1,386	-
Other long term assets	242	88
Severance pay funds	2,024	1,701
Fixed assets, net	1,425	1,777

	5,077	3,566

	47,918	49,247

CURRENT LIABILITIES
Trade accounts payable	5,389	3,340
Other current liabilities	7,102	7,616

	12,491	10,956

LONG-TERM LIABILITIES
Liability for employee termination benefits	2,653	2,162
Deffered Income	263	239
Other long-term liability	175	213

	3,091	2,614

SHAREHOLDERS' EQUITY
Share capital	46	46
Additional paid- in capital	72,785	72,614
Deferred stock-based compensation	(122)	(809)
Accumulated other comprehensive income	13	-
Accumulated deficit	(40,386)	(36,174)

	32,336	35,677

	47,918	49,247